SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-239701 and Form S-8 Registration Statements File Nos. 333-195232 and 333-182279.

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press Release: Trinity Biotech Announces CE Mark of its Covid-19 IgG ELISA Antibody Test

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)
By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  5 January 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Trinity Biotech Announces CE Mark of its Covid-19 IgG ELISA Antibody Test